SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 3)*

Bois d'Arc Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09738U 10 3
(CUSIP Number)

August 28, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/X/	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 09738U 10 313G

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Comstock Resources, Inc.
94-1667468

2.           Check the appropriate box if a member of a group (see instructions)

(a)
(b)

3.           SEC use only

4.           Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0

	6.	Shared voting power: 0

	7.	Sole dispositive power: 0

	8.	Shared dispositive power: 0

9.           Aggregate amount beneficially owned by each reporting person:  0

10.           Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). [  ]

11.           Percent of class represented by amount in Row (9):  0.0%

12.           Type of reporting person (see instructions): CO

Page 2 of 5 pages

CUSIP No. 09738U 10 313G

ITEM 1.

(a)	Name of Issuer: Bois d'Arc Energy, Inc.

(b)	Address of Issuer's Principal Executive Offices: 600 Travis Street, Suite 5200, Houston, Texas 77002

ITEM 2.

(a)	Name of Person Filing: Comstock Resources, Inc.

(b)	Address of Principal Business Office or, if none, Residence: Comstock Resources, Inc., 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 09738U 10 3

ITEM 3.    If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

CUSIP No. 09738U 10 313G

ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  0

(b)           Percent of class:  0.0%

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.    Notice of Dissolution of Group.

Not applicable.

ITEM 10.     Certification.

Not applicable.

Page 4 of 5 pages

CUSIP No. 09738U 10 313G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2008
Date

COMSTOCK RESOURCES, INC.

By:	/s/ Roland O. Burns
Signature

Roland O. Burns, Senior Vice President,
Chief Financial Officer and Secretary
Name/Title

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Page 5 of 5 pages